FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material Fact dated February 12, 2016

MATERIAL FACT

The board of directors of Banco Santander, S.A. at its meeting held today has resolved to call the shareholders to the next ordinary general shareholders’ meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 17 March 2016 at 9:30 a.m., on first call, or on 18 March 2016 at the same time, on second call, with the following agenda:

One.-	Annual accounts and corporate management.

	One A.	Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2015.

	One B.	Examination and, if appropriate, approval of the corporate management for Financial Year 2015.

Two.-	Application of results obtained during Financial Year 2015.

Three.-	Board of directors: appointment, re-election or ratification of directors.

	Three A.	Ratification of appointment of Ms Belén Romana García.

	Three B.	Ratification of appointment of Mr Ignacio Benjumea Cabeza de Vaca.

	Three C.	Re-election of Ms Sol Daurella Comadrán.

	Three D.	Re-election of Mr Ángel Jado Becerro de Bengoa.

	Three E.	Re-election of Mr Javier Botín-Sanz de Sautuola y O’Shea.

	Three F.	Re-election of Ms Isabel Tocino Biscarolasaga.

	Three G.	Re-election of Mr Bruce Carnegie-Brown.

Four.-	Appointment of the external auditor for Financial Years 2016, 2017 and 2018.

Five.-	Amendment of the following articles of the Bylaws:

	Five A.	Amendment of article 23 (power and duty to call a meeting), related to the general shareholders’ meeting.

	Five B.	Amendment of articles regarding the board of directors: article 40 (creation of shareholder value) and article 45 (secretary of the board).

1/3

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

	Five C.	Amendment of articles regarding the committees of the board: article 50 (committees of the board of directors), article 53 (audit committee), article 54 (appointments committee), article 54 bis (remuneration committee) and article 54 ter (risk supervision, regulation and compliance committee).

Six.-	Amendment of the following articles of the Rules and Regulations for the General Shareholders’ Meeting:

	Six A.	Amendment of article 6 (information available as of the date of the call to meeting), relating to the publication of information regarding the general shareholders’ meeting.

	Six B.	Amendment of article 21 (voting on proposed resolutions), relating to the procedure at the general shareholders’ meeting.

Seven.-	Delegation to the board of directors of the power to carry out the resolution to be adopted by the shareholders at the meeting to increase the share capital pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, depriving of effect the authorisation conferred under resolution Seven II) adopted at the ordinary general shareholders’ meeting of 27 March 2015.

Eight.-	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire bonus share rights (derechos de asignación gratuita) at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico

2/3

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

and New York through American Depositary Shares (ADSs), and São Paulo through Brazilian Depositary Receipts (BDRs)) in the manner required by each of such Stock Exchanges.

Nine.-	Delegation to the board of directors of the power to issue non- convertible fixed-income securities, preferred interests or debt instruments of a similar nature (including certificates, promissory notes and warrants), rescinding to the extent of the unused amount the delegations in force conferred by the shareholders acting at previous general shareholders’ meetings in such respect.

Ten.-	Director remuneration policy.

Eleven.-	Director remuneration system: setting of the maximum amount of total annual remuneration of directors in their capacity as directors.

Twelve.-	Remuneration system: approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories which professional activities impact significantly on the risk profile.

Thirteen.-	Approval of the application of remuneration plans which entail the delivery of shares or options on shares:

	Thirteen A.	First cycle of the Deferred Multiyear Objectives Variable Remuneration Plan.

	Thirteen B.	Sixth cycle of the Deferred and Conditional Variable Remuneration Plan.

	Thirteen C.	Application of Santander Group’s buy-out policy.

	Thirteen D.	Plan for employees of Santander UK plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

Fourteen.-	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

Fifteen.-	Annual director remuneration report.(*)

(*) Consultative vote.

The relevant call of meeting will be published in the coming days.

Boadilla del Monte (Madrid), 12 February 2016

3/3

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 12, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer